Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

September 6, 2012

Item 3.	News Release

The Company’s news release dated September 6, 2012, was disseminated by Marketwire, Incorporated on September 6, 2012.

Item 4.	Summary of Material Change

The Company notes the announcement by Inmet Mining Corporation (“Inmet”) of Inmet’s intention to make an offer to acquire all of the outstanding common shares of the Company and cautions its shareholders that Inmet has not made a formal offer and no action is required by Petaquilla shareholders at this time.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Joao C. Manuel, Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated September 6, 2012

PETAQUILLA MINERALS LTD.

Per:	/s/ Joao C. Manuel
Joao C. Manuel
Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Preliminary Response to Announcement by Inmet Mining Corporation

Vancouver, BC – September 6, 2012: Petaquilla Minerals Ltd ("Petaquilla" or the "Company") notes the announcement by Inmet Mining Corporation (“Inmet”) of Inmet’s intention to make an offer to acquire all of the outstanding common shares of the Company (the “Offer”).

Petaquilla cautions its shareholders that Inmet has not made a formal offer and no action is required by Petaquilla shareholders at this time. Petaquilla is in the process of considering and evaluating the announcement and shareholders are urged to take no action until Petaquilla has issued further communication with respect to the announcement and the Offer, if and when formally made.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometer concession lands in Panama - a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.